

Mail Stop 3561

September 29, 2008

Jacinto Marina Cortes
Chief Financial Officer
Grupo TMM, S.A.B.
Avenida de la Cuspide, No. 4755
Colonia Parques del Pedregal
14010 Mexico City, D.F., Mexico

Re: Grupo TMM, S.A.B.
Form 20-F for the fiscal year ended December 31, 2007
Filed June 30, 2008
File No. 333-14194

Dear Mr. Cortes:

    We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Amanda McManus
Branch Chief - Legal